Exhibit 14.1

Mastech Digital, Inc.

Code of Business Conduct and Ethics

9.15.2016

General Provisions

Mastech Digital, Inc. and its operating subsidiaries (collectively, the “Company” or “Mastech”) are committed to conducting business in accordance with the highest ethical standards possible. The standards that are to guide our directors, officers, and staff employees (“Company Persons”) are set forth in this Code of Business Conduct and Ethics (the “Code”). These standards cannot address every situation that may arise in which ethical decisions must be made, but rather they set forth guiding principles that should be applied by all of us.

Mastech expects all Company Persons to observe high ethical standards in the performance of their duties and to comply with all laws and regulations governing business transactions and practices. Company Persons are expected to promote a culture of honesty, integrity, respect and accountability. This includes acting in good faith, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing your judgment to be compromised.

This Code will be posted on the Company’s website. Company Persons will be required to review the Code and comply with the principles set forth herein. Conduct that violates the Code will be subject to disciplinary action, up to and including termination of employment.

If you believe that you have violated the Code or if you are aware of suspected misconduct, fraud, misuse of Company assets or other violations, you are responsible for reporting such matters to your manager, the Manager of Human Resources, or our Manager of Legal Affairs, who is our designated Compliance Officer. No Company Persons shall be subject to any form of retribution for reporting potential violations of this Code.

Role Model for Compliance

The Code has been approved by our Board of Directors and is strongly endorsed by the Company’s senior management team. However, effective implementation of the Code resides with each manager and supervisor’s commitment to take an active role with respect to compliance and enforcement of the principles set forth in this document. Accordingly, it is expected that individuals in management roles will:

•	Lead by example, comply with all aspects of the Code personally and demand compliance in his or her work area;

•	Ensure that all of his or her employees receive guidance, training and communication on ethical behavior and legal compliance relevant to their duties;

•	Always act to stop violations of the Code or the law by those you supervise;

•	Listen carefully and act responsively in the event that an alleged violation of the Code is brought to his or her attention; and

•	Report any concern raised by an employee and actions you took to the Compliance Officer.

Serving our Clients and Vendors

Our clients and vendors value their relationship with Mastech not only because of the services that we provide, but because we hold ourselves to a higher standard in how we treat them. Keeping the following principles in mind will help us to maintain that high standard:

•	Integrity—Our reputation as a company that can be trusted is our most valuable asset, and it is up to all of us to make sure that we continually earn that trust. All of our interactions and communications with our clients and vendors should be aimed at increasing their trust in us. Accordingly, we shall avoid any misstatement of facts or misleading impressions, establish competitive prices for our services based on objective criteria, negotiate and communicate clearly and honesty and neither accept nor give bribes or kickbacks as accommodations for performance.

•	Confidentiality—Preserving our clients and vendors’ trust requires that we respect and protect the privacy and confidentiality of our relationship. We shall not share the details of our client and supplier relationships with unauthorized parties. If you receive confidential information from others, you are expected to limit access to the information to those who have a legitimate business purposes for seeing such information and to take reasonable care to prevent unauthorized disclosure.

•	Responsiveness—Part of the trust equation is being counted on to take appropriate actions and to be responsive to feedback. We shall strive to fulfill all commitments and promises made to our clients and vendors. We shall take pride in responding, in a professional, accurate, and timely manner to questions, problems or other requests.

Respect for Each Other

We are committed to a supportive work environment where employees feel respected, satisfied and appreciated. All Company Persons are expected to promote a respectful workplace that is free of harassment, intimidation, bias and unlawful discrimination of any kind. Accordingly, strict compliance to the following standards is required:

•	Equal Opportunity Employment: The Company’s principles for recruitment, advancement and retention of employees forbid discrimination on the basis of any criteria prohibited by law, including, but not limited to, race, sex, age, disability, sexual orientation and religion.

•	Positive Environment: Mastech prohibits unlawful harassment in any form – verbal, physical or visual. We are committed to ensure that Company Persons are treated and treat each other fairly and with respect and dignity. Any conduct involving any acts of harassment of others will not be tolerated.

•	Safe Workplace: We are committed to providing a drug-free, safe and healthy work environment. We will not tolerate any level of violence or the threat of violence in our workplace. Under no circumstances should a weapon be brought into our offices. Illegal drugs in our offices or at sponsored events are strictly prohibited.

Avoidance of Conflicts of Interest

In working at Mastech, all Company Persons have an obligation to always act in a manner which is in the best interest of the Company and its shareholders. When you are in a position to influence a decision or situation that may result in personal benefit to you, or your friends or family members, at the expense of Mastech, you may be subject to a conflict of interest. All of us should avoid circumstances that present even the appearance of such a conflict.

When faced with a potential conflict of interest, ask yourself the follow three questions:

•	Would this relationship or situation embarrass me or Mastech if it were to be disclosed on the front page of a newspaper?

•	Am I reluctant to disclose the relationship or situation to my manager?

•	If I wanted to, could I exploit the potential relationship or situation in way that would benefit me, a friend or a family member, at the expense of Mastech?

If the answer to any of these questions is “yes” the relationship or situation is a likely conflict of interest and you should avoid it!

Below are common areas where conflicts of interests often arise:

•	Outside Employment: Working for (including as a consultant or advisor) a Mastech supplier, client, partner or competitor, while employed by the Company.

•	Gifts and Entertainment: Accepting gifts of more than modest value, or accepting entertainment from competitors, clients or suppliers as a result of your position in the Company.

•	Business Opportunities: Benefiting financially from business opportunities discovered through your work with Mastech.

•	Friends and Relatives: Using your position at Mastech to influence decisions that may benefit a friend or family member.

If you have any concerns about a relationship or situation, it is important that you contract our Compliance Officer immediately. A guiding principle when faced with these “gray area” situations is to “Ask First and Act Later.”

Preserve Confidential Information of the Company

In the course of our work, many of us have access to confidential information, including but not limited to, business plans, financial information, client and vendor records and personnel and salary information. The Company’s policies, methodologies and business processes are also considered confidential information. Disclosure of such confidential information outside the Company, especially to competitors, could be harmful to the Company’s competitive position and its shareholders. Such information should never be disclosed to unauthorized persons. Company business should not be discussed either verbally or in writing (electronically or otherwise) in places or in a manner that risks violation of disclosure of confidential information.

Protection of Mastech Assets

Mastech assets are the resources with which we conduct our business. These assets include physical property such as office buildings, equipment, and furniture and fixtures. They also include financial assets, such as our cash balances and accounts receivables, and intangible assets, such as the confidential information described above. Each of us is responsible for protecting the assets under our direct control. We have a responsibility to be attentive to security procedures and to be alert for situations that may lead to loss, theft or misuse. All of these assets should be used for conducting Mastech business and not for personal use or consumption.

Ensure Financial Integrity and Fiscal Responsibility

Financial integrity and fiscal responsibility are core aspects of corporate professionalism. This relates to more than accurate reporting of our financial statements. The funds that are spent on behalf of Mastech are not ours; they are the Company’s and ultimately our shareholders. Each Company Person has a responsibility to ensure that funds are appropriately spent, our financial records are complete and accurate and our internal controls are honored. This responsibility occurs every time we hire a vendor, expense something to the Company or enter into any transactions on the behalf of Mastech. To make sure we get this right, Mastech maintains a system of internal controls to reinforce compliance with accounting, legal, tax and other regulatory requirements. Company Persons are required to understand the internal controls that impact their duties and responsibilities.

Quality of Public Disclosures and Accurate and Complete Records

As a public company it is critical that our filings with the Securities and Exchange Commission and other publicly disclosed information is accurate. While much of this burden is on Finance, it is essential that Company Persons throughout our organization understand the importance of this requirement and provide prompt and fully accurate answers to inquiries from appropriate personnel related to public disclosures.

We must also maintain accurate and complete Company records and must retain these records for an appropriate length of time. Transactions between Mastech and candidates, clients, vendor, employees and other external parties must be supported by written documentation, and where appropriate, entered into our systems. Company Persons should not rationalize or even consider misrepresenting transactions or facts or falsifying records. Such actions will result in prompt disciplinary action. The retention of these records is of equal importance, as many retention requirements are mandated by law, accounting rules or contractual requirements.

Obey the Law

We conduct our business in accordance with all applicable Federal and state laws and regulations. Violating or not complying with such laws compromises Mastech’s ethical responsibilities, jeopardizes existing contracts and subjects us to potential fines and penalties. A few specific laws are easy to violate unintentionally and worth pointing out here:

•	Insider Trading Laws: To use nonpublic information about Mastech to buy or sell stock, or to pass such information along to others so they may do so, constitutes insider trading. Insider trading not only violates this Code, it violates the law. Don’t do it. The Company has a separate Insider Trading Policy that applies to directors, officers and certain key employees of the Company. If you have any questions concerning insider trading, please consult with our Compliance Officer.

•	Competition Laws: These laws are designed to encourage and protect free and fair competition. Generally speaking these laws prohibit arrangements with competitors that restrain trade, the use of market power to engage in unfair pricing and abuse of intellectual property rights. Mastech seeks to out-perform its competition fairly and honestly with superior performance. Illegal or unethical behavior to gain a competitive advantage in the marketplace will not be tolerated.

•	Anti-Bribery Laws: Mastech is subject to various laws that prohibit bribery in virtually every kind of commercial setting. The rule is simple – do not bribe anybody, at anytime, for any reason. Care should be used when giving gifts, and paying for entertainment, or other business courtesies on behalf of the Company. To avoid the possibility that such business courtesies could be perceived as a bribe, it is important that they are given to a recipient infrequently and their value should be modest. Company Persons should be cognizant of these laws and should use prudent judgment when paying for business courtesies.

You are encouraged to proactively seek the advice and guidance of our in-house counsel legal personnel and to encourage training sessions in areas where questions recur for yourself and those you supervise.

It’s Your Responsibility

All Company Persons are expected to comply with both the letter and the spirit of this Code. While it’s impossible to spell out every ethical scenario that can be encountered, we need to rely on one another’s good judgment to uphold a high standard of integrity for ourselves and our Company. Company Persons should always feel free to approach their supervisor with work-related ideas, observations and concerns. A frank talk with a supervisor is one of the best ways to get immediate feedback, to ease your mind about a particular situation or to resolve a problem. Supervisors keep an “open door” for the questions and concerns of employees. This should be the first place an employee goes to voice concerns. However, there may be times when an employee feels, for some reason, that he or she can not discuss a particular situation with their immediate supervisor. In these cases the employee should express his or her concerns to their supervisor’s supervisor, a Human Resources Representative or to any member of the Human Resources Department or to the Compliance Officer. If you are unsure of what to do in a given situation, seek guidance before you act; our Compliance Officer is ready to provide assistance.

Our Actions

The Company takes all reports of possible misconduct seriously. We will investigate the matter confidentially, make a determination whether the Code or the law has been violated and take appropriate corrective action. The Company will take every reasonable precaution to keep your identity confidential, consistent with conducting a thorough and fair investigation. Retaliation for reporting possible illegal or unethical behavior will not be tolerated by the Company. If an employee has raised a concern honestly, or participated in an investigation, that cannot be the basis for any adverse employment action, including separation, demotion, suspension, loss of benefits, threats, harassment or discrimination.

While waivers of this Code are not anticipated, any amendment to or waiver of this Code with respect to an Officer or Director shall require approval of the Board of Directors. In addition, any amendment to or waiver of this Code with respect to an Officer or Director shall be disclosed within four (4) days of such action on the Company’s website for a period of not less than twelve (12) months, or in a filing on form 8-K with the Securities and Exchange Commission.

Manager of Legal Affairs and Compliance Officer:

Jennifer Ford Lacey

1305 Cherrington Parkway

Building 210, Suite 400,

Moon Township, PA 15108

412-490-9606

jennifer.lacey@mastechdigital.com